Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE MEETING OF THE FISCAL COUNCIL

HELD ON AUGUST 26, 2022

1.Date, Time and Place: On August 26, 2022, at 10:00 a.m, in a meeting held by videoconference, pursuant to Section 9º of the Internal Rules of the Fiscal Council of Suzano S.A. (“Suzano” or “Company”).

2.Attendance: The following members of the Company’s Fiscal Council attended the meeting via videoconference: Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta. Also present was Ms. Virginia Tavares Ribeiro, who acted as secretary.

3.Agenda: The members of the Company’s Fiscal Council met to examine and opine on the Management’s Proposal for the merger, by the Company, of: (a) Suzano Trading Ltd., a company incorporated and existing under the laws of the Cayman Islands, registered under No. 44782, with head offices P.O. BOX 1043, 238, North Church Street, George Town, Grand Cayman KY1-1102, herein represented in accordance with its articles of incorporation (“Suzano Trading”); (b) Rio Verde Participações e Propriedades Rurais S.A., a corporation, enrolled with CNPJ/ME under No. 29.315.065/0001-08, registered with the Commercial Registry of the State of São Paulo under NIRE 35300511832, with head offices in the City of Suzano, State of São Paulo, at Rua Dr. Prudente de Moraes, No. 4006, Suite Rio Verde Participações, ZIP Code 08613-900 (“Rio Verde”); (c) Caravelas Florestal S.A., a corporation, enrolled with CNPJ/ME under No. 15.489.351/0001-85, registered with the Commercial Registry of the State of São Paulo under NIRE 3530044222-9, with head offices in the City of São Paulo, State of São Paulo, at Rua Jerônimo da Veiga, No. 164, Sector 16, Jardim Europa, ZIP Code 04536-900 (“Caravelas”); (d) Vitex SP Participações S.A., a corporation, enrolled with CNPJ/ME under No. 16.563.643/0001-83, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0030379-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Vitex SP”); (e) Parkia SP Participações S.A., a corporation, enrolled with CNPJ/ME under No. 16.563.671/0001-09, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0030380-4, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Parkia SP”); (f) Sobrasil Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.257.882/0001-01, registered with the Commercial Registry of the State of São Paulo under NIRE 35.3.0045935-1, with head offices in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, Vila Gertrudes, No. 14261, W Tower Morumbi 20, 2001B Floor, Wing B, ZIP Code 04794-000 (“Sobrasil”); (g) Vitex ES

Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.214/0001-72, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033979-5, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Vitex ES”); (h) Parkia ES Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.566.097/0001-44, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033899-3, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Parkia ES”); (i) Claraíba Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.281.495/0001-00, registered with the Commercial Registry of the State of Espírito Santo under NIRE 32.300.033.822, with head offices in the City of Vitória, State of Espírito Santo, at Avenida Nossa Senhora da Penha, No. 1255, Suite 502, Santa Lúcia, ZIP Code 29056-245 (“Claraíba”); (j) Vitex BA Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.154/0001-98, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033978-7, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Vitex BA”); (k) Parkia BA Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.108.507/0001-03, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033827-6, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Parkia BA”); (l) Garacuí Comercial S.A., a corporation, enrolled with CNPJ/ME under No.19.282.910/0001-32, registered with the Commercial Registry of the State of Bahia under NIRE 29.3.0003281-6, with head offices in the City of Teixeira de Freitas, State of Bahia, at Rua Marechal Costa e Silva, No.406, Bela Vista, ZIP Code 45990-307 (“Garacuí”); (m) Vitex MS Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.259/0001-47, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033980-9, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Vitex MS”); (n) Parkia MS Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.566.153/0001-40, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033900-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057 (“Parkia MS”); and (o) Duas Marias Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.328.576/0001-00, registered with the Commercial Registry of the State of Mato Grosso do Sul under NIRE 54.300.005.606, with head offices in the City of Campo Grande, State of Mato Grosso do Sul, at Avenida Afonso Pena, No. 5723, Suite 1601, Santa Fé, ZIP Code 79031-010 (“Duas Marias” and, jointly, as “Target Companies”), pursuant to the Protocol and Justification of Incorporation to be executed on August 26, 2022 (“Mergers” and “Merger Agreement”, respectively), which sets forth general terms and conditions applicable to the Mergers, their justification and criteria for purposes of appraising the net equity of the Target Companies, whose exhibits contain the appraisal reports of each of the Target Companies, prepared by the specialized companies PricewaterhouseCoopers Auditores Independentes Ltda., a corporation enrolled with CNPJ/ME under No.61.562.112/0001-20, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3732, 16th floor, Suites 1 to 6, at Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, and Apsis Consultoria e Avaliações Ltda. a company enrolled with CNPJ/ME under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290, pursuant to Section 227 of Law No. 6,404, of December 15, 1976, as amended (“Appraisal Reports”). The net equity amounts of each Target Company appraised by the Appraisers are attached as Exhibit I to the present minutes.

4. Minutes in Summary Form: The attending members of the Fiscal Council, unanimously and without reservations, decided to draw up these minutes in summary form, and the reading of the Management Proposal was dismissed, since its content was already known.

5.Resolutions: Having installed the meeting, after examining and discussing the matters listed in the agenda, the attending members of the Fiscal Council, unanimously and without reservations, gave favorable opinions about the Mergers, in the form of Exhibit I to these minutes, which shall be submitted to the approval by the Extraordinary General Shareholders’ Meeting of the Company to be convened for such purpose, pursuant to the Company’s Bylaws. As provided in the Merger Agreement, such Mergers shall not result in a capital increase of the Company and, consequently, there will be no exchange ratio of shares, provided the Company currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies.

6.Closure: There being no further matters to be discussed, the meeting was ended. The minutes of the meeting were drafted, read and approved by all members of the Council in attendance.

São Paulo/SP, August 26, 2022.

Secretary:

___________________________ Virginia Tavares Ribeiro Secretary

Attending Members of the Fiscal Council:

Eraldo Soares Peçanha Member of the Fiscal Council

Luiz Augusto Marques Paes Member of the Fiscal Council
Rubens Barletta Member of the Fiscal Council

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXHIBIT I

Target Companies Net Equity Amounts

Pursuant to the Appraisal Reports, the individual net equity amounts of each of the Target Companies for purposes of the Mergers are as follows:

(i)	Suzano Trading: R$ 1,386,964,264.86 (one billion, three hundred and eighty-six million, nine hundred and sixty-four thousand, two hundred and sixty-four Brazilian reais and eighty-six cents);

(ii)	Rio Verde: R$ 361,815,846.61 (three hundred and sixty-one million, eight hundred and fifteen thousand, eight hundred and forty-six Brazilian reais and sixty-one cents);

(iii)	Caravelas: R$ 111,322,660.02 (one hundred and eleven million, three hundred and twenty-two thousand, six hundred and sixty Brazilian reais and two cents);

(iv)	Vitex SP: R$ 427,314,433.50 (four hundred and twenty-seven million, three hundred and fourteen thousand, four hundred and thirty-three Brazilian reais and fifty cents);

(v)	Parkia SP: R$ 569,775,389.95 (five hundred and sixty-nine million, seven hundred and seventy-five thousand, three hundred and eighty-nine Brazilian reais and ninety-five cents);

(vi)	Sobrasil: R$ 569,629,781.78 (five hundred and sixty-nine million, six hundred and twenty-nine thousand, seven hundred and eighty-one Brazilian reais and seventy-eight cents);

(vii)	Vitex ES: R$ 622,709,381.30 (six hundred and twenty-two million, seven hundred and nine thousand, three hundred and eighty-one Brazilian reais and thirty cents);

(viii)	Parkia ES: R$ 830,221,800.05 (eight hundred and thirty million, two hundred and twenty-one thousand and eight hundred Brazilian reais and five cents);

(ix)	Claraíba: R$ 830,149,310.61 (eight hundred thirty million, one hundred forty-nine thousand, three hundred and ten Brazilian reais and sixty-one cents);

(x)	Vitex BA: R$ 847,916,828.06 (eight hundred and forty-seven million, nine hundred and sixteen thousand, eight hundred and twenty-eight Brazilian reais and six cents);

(xi)	Parkia BA: R$ 1,130,578,024.49 (one billion, one hundred and thirty million, five hundred and seventy-eight thousand and twenty-four Brazilian reais and forty-nine cents);

(xii)	Garacuí: R$ 1,130,487,893.45 (one billion, one hundred and thirty million, four hundred and eighty-seven thousand, eight hundred and ninety-three Brazilian reais and forty-five cents);

(xiii)	Vitex MS: R$ 598,396,625.92 (five hundred and ninety-eight million, three hundred and ninety-six thousand, six hundred and twenty-five Brazilian reais and ninety-two cents);

(xiv)	Parkia MS: R$ 797,805,411.83 (seven hundred and ninety-seven million, eight hundred and five thousand, four hundred and eleven Brazilian reais and eighty-three cents); and

(xv)	Duas Marias: R$ 797,707,412.22 (seven hundred and ninety-seven million, seven hundred and seven thousand, four hundred and twelve Brazilian reais and twenty-two cents).

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXHIBIT II

Opinion of the Fiscal Council

The Fiscal Council of Suzano S.A. (“Company”), in the exercise of its legal attributions, pursuant specially to item III of Section 163 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), at a meeting held on this date, examined the Management’s Proposal of the mergers, by the Company, of (a) Suzano Trading Ltd., a company incorporated and existing under the laws of the Cayman Islands, registered under No. 44782, with head offices P.O. BOX 1043, 238, North Church Street, George Town, Grand Cayman KY1-1102, herein represented in accordance with its articles of incorporation; (b) Rio Verde Participações e Propriedades Rurais S.A., a corporation, enrolled with CNPJ/ME under No. 29.315.065/0001-08, registered with the Commercial Registry of the State of São Paulo under NIRE 35300511832, with head offices in the City of Suzano, State of São Paulo, at Rua Dr. Prudente de Moraes, No. 4006, Suite Rio Verde Participações, ZIP Code 08613-900; (c) Caravelas Florestal S.A., a corporation, enrolled with CNPJ/ME under No. 15.489.351/0001-85, registered with the Commercial Registry of the State of São Paulo under NIRE 3530044222-9, with head offices in the City of São Paulo, State of São Paulo, at Rua Jerônimo da Veiga, No. 164, Sector 16, Jardim Europa, ZIP Code 04536-900; (d) Vitex SP Participações S.A., a corporation, enrolled with CNPJ/ME under No. 16.563.643/0001-83, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0030379-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; I Parkia SP Participações S.A., a corporation, enrolled with CNPJ/ME under No. 16.563.671/0001-09, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0030380-4, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (f) Sobrasil Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.257.882/0001-01, registered with the Commercial Registry of the State of São Paulo under NIRE 35.3.0045935-1, with head offices in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, Vila Gertrudes, No. 14261, W Tower Morumbi 20, 2001B Floor, Wing B, ZIP Code 04794-000; (g) Vitex ES Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.214/0001-72, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033979-5, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (h) Parkia ES Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.566.097/0001-44, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033899-3, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (i) Claraíba Comercial S.A., a corporation, enrolled with

CNPJ/ME under No. 19.281.495/0001-00, registered with the Commercial Registry of the State of Espírito Santo under NIRE 32.300.033.822, with head offices in the City of Vitória, State of Espírito Santo, at Avenida Nossa Senhora da Penha, No. 1255, Suite 502, Santa Lúcia, ZIP Code 29056-245; (j) Vitex BA Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.154/0001-98, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033978-7, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (k) Parkia BA Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.108.507/0001-03, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033827-6, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (l) Garacuí Comercial S.A., a corporation, enrolled with CNPJ/ME under No.19.282.910/0001-32, registered with the Commercial Registry of the State of Bahia under NIRE 29.3.0003281-6, with head offices in the City of Teixeira de Freitas, State of Bahia, at Rua Marechal Costa e Silva, No.406, Bela Vista, ZIP Code 45990-307; (m) Vitex MS Participações S.A., a corporation, enrolled with CNPJ/ME under No. 43.173.259/0001-47, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033980-9, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; (n) Parkia MS Participações S.A., a corporation, enrolled with CNPJ/ME under No. 42.566.153/0001-40, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033900-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057; and (o) Duas Marias Comercial S.A., a corporation, enrolled with CNPJ/ME under No. 19.328.576/0001-00, registered with the Commercial Registry of the State of Mato Grosso do Sul under NIRE 54.300.005.606, with head offices in the City of Campo Grande, State of Mato Grosso do Sul, at Avenida Afonso Pena, No. 5723, Suite 1601, Santa Fé, ZIP Code 79031-010, (jointly, as “Target Companies”) pursuant to the Protocol and Justification of Incorporation to be executed on August 26, 2022 (“Mergers” and “Merger Agreement”, respectively), which sets forth general terms and conditions applicable to the Mergers, their justification and criteria for purposes of appraising the net equity of the Target Companies, whose exhibits contain the appraisal reports of each of the Target Companies, prepared by the specialized companies PricewaterhouseCoopers Auditores Independentes Ltda., a corporation enrolled with CNPJ/ME under No.61.562.112/0001-20, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3732, 16th floor, Suites 1 to 6, at Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, and Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/ME under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290, pursuant to Section 227 of Law No. 6,404, of December 15, 1976, as amended, and has concluded, by unanimous vote and without any reservations, by the regularity of the Mergers, opining favorably on their approval by the Company’s Extraordinary General Shareholders’ Meeting.

São Paulo/SP, August 26 2022.

[Rest of the page purposely left blank]

[Signature page of the Opinion of the Fiscal Council, indicated as Exhibit I of the minutes of Suzano S.A.’s Fiscal Council Meeting held in August 26, 2022, at 10:00 a.m.]

___________________________ Eraldo Soares Peçanha Member of the Fiscal Council
___________________________ Luiz Augusto Marques Paes Member of the Fiscal Council
___________________________ Rubens Barletta Member of the Fiscal Council